FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐            No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐            No    ☒

Banco Santander, S.A.

Item

1	Material Fact dated February 14, 2019

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

Banco Santander, S.A. (“Santander”) has been informed by the European Central Bank (“ECB”) about its decision regarding the prudential minimum capital requirements as of 1 March 2019, following the results of the Supervisory Review and Evaluation Process

(SREP).

The ECB decision requires Santander to maintain a Common Equity Tier 1 (“CET1”) ratio of at least 9.7%1 on a consolidated basis. Santander’s last reported consolidated fully loaded CET1 ratio, as of 31 December 2018, was 11.3%2.

This CET1 capital requirement of 9.7% includes: the Pillar 1 requirement (4.5%); the Pillar 2 requirement (1.5%); the capital conservation buffer (2.5%); the requirement deriving from its consideration as a global systemic financial institution (1%); and the counter-cyclical buffer (0.2%3).

On an individual basis the ECB requires Santander to maintain a CET1 ratio of at least 8.6%1. Santander’s individual fully loaded CET1 ratio as of 31 December 2018 was 18.2%2.

Including the minimum Pillar 1 requirement of Additional Tier 1 (1.5%) and Tier 2 (2%), Santander is required to maintain a total capital ratio of at least 13.2%1 on a consolidated basis and 12.1%1 on an individual level. Santander’s last reported total fully loaded capital ratios, as of 31 December 2018, were 14.8%2 and 22.7%2 on a consolidated and individual basis, respectively.

Taking into account Santander’s consolidated and individual current capital levels, these capital requirements do not imply any limitations on distributions in the form of dividends, variable remuneration or payments to holders of Additional Tier 1 instruments issued by Santander.

Boadilla del Monte (Madrid), February 14, 2019

[1]

Note that the applicable transitional periods under Regulation (EU) 575/2013 have expired and as a consequence that from the 1 January 2019, the capital requirements criteria commonly known as fully-loaded and phased-in requirements are the same.

[2]	Data calculated applying the IFRS 9 transitional arrangements.
[3]	This requirement comes from the business performed by the Group in the United Kingdom and the Nordics.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 14, 2019	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer